Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2013	2012
Earnings available to cover fixed charges:
Income before income taxes	$548	$506
Less: Income from equity investees	(2)	(1)
	546	505
Plus: Fixed charges	180	191
Amortization of capitalized interest	2	4
Net (income)/loss attributable to noncontrolling interest	(1)	1
Less: Capitalized interest	3	4
Earnings available to cover fixed charges	$724	$697
Fixed charges (a):
Interest	$157	$167
Capitalized interest	3	4
Interest portion of rental expense	20	20
Total fixed charges	$180	$191
Ratio of earnings to fixed charges	4.02x	3.65x

(a)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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